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                                                                    Exhibit 99.4

                             BRANCHE RENFORCEMENT


                                        The Board of Directors
                                        Brunswick Technologies, Inc.
                                        43  Bibber Parkway
                                        Brunswick, Maine 04011


                                        Paris, April 17th, 2000



CONFIDENTIAL


Dear Director:

As you know from our prior communications, it is our strong belief that Saint-Gobain and Brunswick Technologies, Inc. ("BTI") would be a compelling combination - providing both an outstanding strategic fit and a unique opportunity for your shareholders to realize maximum value for their shares.

We have attempted to discuss with you a possible transaction that would lead to such a combination and at the same time provide BTI shareholders a substantial premium over the current market price of their shares. We have made, over the past two weeks, two unsuccessful attempts to negotiate the terms of a transaction with several of your directors, including two who are members of management. At the conclusion of our April 10, 2000 meeting, we made an offer to purchase all of the shares of BTI that we don't already own. Subsequently, on several occasions, representatives of BTI have indicated that while the Board of Directors is considering our offer, it is not ready to enter into negotiations for a transaction at this time, because it has not yet retained investment banking advisors. These representatives suggested that it may be several weeks before the BTI Board could engage in meaningful negotiations. While we are still prepared to discuss a negotiated transaction, our management strongly supports pursuing a business combination now. We therefore plan to present our offer directly to BTI's shareholders.

We intend to commence a tender offer within the next few days to acquire 100% of the outstanding common shares of BTI not owned by Saint-Gobain and its affiliates at a price of $8.00 per share, in cash. This represents a premium of approximately 46% to Friday's closing price of $5.50 per share, and a premium of almost 78% to the closing price of one month ago. We believe that this is a full and fair price that fairly reflects the benefits to be obtained from a combination of our businesses and presents a unique and compelling opportunity for the shareholders of BTI. A combination is clearly in the best interests of both companies and all of their constituencies, and we are committed to completing it. Given Saint-Gobain's strong financial condition, the proposed transaction would not be subject to any financing contingencies.


We believe that the transaction we are proposing is in the best interest of BTI's shareholders and will allow them to receive possible future value today. We urge BTI's Board of Directors to recognize the immediate and long-term value of this transaction for BTI shareholders. We are available to meet with you and your representatives to discuss this matter at your earliest convenience.



                               Yours sincerely,

                               /s/ Roberto Caliari

                               Roberto Caliari